SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2026

Commission File Number 1-34129

AXIA Energia S.A.

(Exact name of registrant as specified in its charter)

AXIA Energia S.A.

(Translation of Registrant's name into English)

Avenida Graça Aranha, 26
Centro, CEP 20030-900
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Code of ConductA WORD FROM THE PRESIDENTOur pursuit of ethical excellence transcends the ordinary. But it is in daily life, in the most common and common actions, that it is esta blished. We want to create, together with all our professionals and partners, a legacy of integrity that echoes in every interaction. The refore, the AXIA Energia Code of Conduct is not a static document. It is a renewed commitment; a guiding instrument for the daily lives of our managers, leaders, professionals and everyone who relates to the company; a compass to guide our steps towards a future in which ethics is not just an ideal, but the essence of who we are. We establish here the principles in which we believe and our duties to all society, organized in the themes People, Planet, Governance and Prosperity.This version was built on the solid foundation of our values – with emphasis on Life First and Integrity Always – and our purpose of caring for the planet by delivering the energy we believe in. We reinforce, with the ESG (Environmental, Social and Governance) lens, the connection between our objectives and our actions, our behaviors and our positions as a company and as people. We affirm our nonnegotiable commitment to safety and sustainable growth, hand in hand with ethical values, inseparable partners for the rele vance and continuity of any business.To be effective, it is essential that this living document reaches not only AXIA Energia professionals, but suppliers, partners, customers, communities, public authorities, the press, shareholders and socie ty in general. I invite everyone, therefore, to know this new version of our Code of Conduct and to take responsibility for ethical, inte gral and sustainable action, every day.Enjoy reading!Ivan de Souza Monteiro , presidente de AXIA EnergiaTABLE OF CONTENTS1.Presentation04 1.1 Target audience04 1.2 How to apply the guidelines05 1.3 Responsibilities05 1.4 Review and updates06 02.Corporate Identity07 03.Conduct Commitments09 3.1 People 10 3.2 Planet 16 3.3 Governance 17 3.4 Prosperity 32 04.Code Effectiveness34 4.1 Commitment 34 4.2 Doubts and manifestations 34 4.3 Complaints 35 4.4 Violations and consequences 36 05.Glossary38 06.Term of Acceptance421Presentation1.1. Target Audience1.2. How To Apply The Guidelines 1.3 Responsabilidades 1.4 Review Changes And Update AXIA Energia is committed to the dissemination of an ethical and integral culture in the management of corporate business. The AXIA Energia Code of Conduct is the guiding document of itsperformance, based on ethical principles and commitments of conduct, as a compass that guides the company’s path in search of sustainable economic development and respectful relations with stakeholders.Here are the guidelines for how the company operates and how it expects its professionals and third parties to act, in order to ensure an ethical and integral attitude and relationships based ontransparency and trust.AXIA Energia, and companies in which it may have direct and indirect corporate control, must adopt the guidelines of this code.Hereinafter, the set of companies will be referred to in the document as “AXIA Energia” or “company”.The guidelines in this document are intended for all professionals: members of the Board of Directors and Fiscal Council and statutory committees, directors, employees, contractors, service providers, representatives, as well as interns and apprentices of thecompanies. It is an individual and collective commitment of all to comply with the code, and also to promote its compliance, in all actions of the AXIA Energia value chain and in relations withtakeholders.These guidelines are also intended for all audiences who have any form of relationship or who represent AXIA Energia. Thus,AXIA Energia supplier companies, service providers, and otherpartners will have in their contracts, partnerships, agreements, terms or agreements, including shareholders’ agreement, specific clauses, according to the business carried out, in which they undertake to respect, comply with and enforce, as appropriate, this Code ofConduct, the Compliance Program and AXIA Energia policies.Importantly, the conduct commitments expressed in thisdocument apply to all environments: face-to-face, remote work, hybrid or any other type of work that arises.The topics that involve the company’s professional performance are addressed here. For situations not provided for in this code, it is recommended that decision making be carried out considering the following analyzes:•Is the conduct considered legal or in accordance with this code and AXIA Energia policies?•Are the risks and the decision to be made the best for thecompany? • Is conduct a good example for co-workers?•If there was publicity in the press, would the situation becomfortable?If the answer to all questions is positive, it indicates that the attitude is in compliance and that the collaborator is contributing tostrengthening the company’s integrity environment.If the answer is negative on at least one of these questions, be sure to ask for guidance, either from the manager or from the arearesponsible for the Compliance Program in the company.The Board of Directors, through the Audit and Risk Committee (CAE), is responsible for supervising this code, approving each new version of the document, reinforcing its commitment and sponsorship to the guiding pillars of AXIA Energia ethical performance and the importance of these dimensions in business practices.The Vice-Presidency of Governance, Risks, Compliance and Sustainability of AXIA Energia, through the instance of corporate integrity, is responsible for the preparation and review of the document, acting in partnership with the other areas of the company and also for the implementation and application of the guidelines.Responsible for the correct dissemination of the content of the document, the Vice Presidency of Governance, Risks and Compliance is also committed to conducting annual training on the guidelines of the code.As society is constantly changing, requiring successive adaptations, and as ethical and integral conduct is eminently affected by human relations, it is essential to align the code with the natural evolution of the organization, the context in which it is inserted and society itself. Therefore, it is necessary to periodically update the document, at most every five years, unless there is a need for legislative updating or supervening fact.This version was approved through AXIA Energia Board Resolution No. 299 of 06/04/2024 and AXIA Energia Board of Directors Resolution No. 113 of 06/20/2024.2CorporateIdentityOur Identity AXIA Energia is an energy company. It develops the electricity generation, transmission and commercialization business. It works putting all its energy into the sustainable development of society. Aware of the challenges to be overcome and their potential, AXIA Energia renews its essence - based on the commitment to the sustainable development of society, ethics and respect for people and life. An innovative, clean energy company, recognized for excellence and sustainability and that operates with high performance standards, with the goal of creating value for investors and other stakeholders.We Operate According To Five Organizational Values:•Life first r •Our energy comes from people •Integrity always •Innovate to generate value •Our excellence makes a differenceWithin this purpose, AXIA Energia performance is guided bythe following ethical principles:I.Human Dignity And Respect For PeopleValuing life and affirming citizenship, respecting physical and moral integrity, as well as the fundamental rights of freedom, privacy and data protection of all people, individual differences and the diversity of social groups, with equality, equity and justice. II.ProfessionalismIntegral professional performance, with responsibility and zeal, based on social values, loyalty and mutual respect, committed to the pursuit of operational excellence, the quality of resource allocation, execution discipline, high performance culture and the creation of value for stakeholders. III.ComplianceRespect for national legislation and the countries where it operates, as well as the internal rules that regulate the activities of each company, in accordance with Brazilian constitutional principles and international treaties to which Brazil is a signatory.IV.IntegrityHonesty and probity in carrying out the commitments made, with objectivity and impartiality in decisions, actions and use of resources, repudiating all forms of fraud and corruption, with an active stance in the face of situations that are not in accordance with the ethical principles assumed. To ensure an ethical and integral performance, AXIA Energia has a Compliance Program with governance, guidelines and mechanisms for preventing, detecting and correcting illegal conduct related to fraud and corruption. V.TransparencyVisibility of the criteria that guide the company’s decisions and actions through clear, accurate, agile and accessible, transparent and timely communication, observing the limits of the right to data protection and confidentiality regarding AXIA Energia privileged or strategic information. VI.SustainabilityActing with environmental, economic, governance and social responsibility, in a balanced manner, in all operations, products, processes and initiatives, considering all interested audiences, respecting the right to full life of current generations and contributing to the preservation of future ones.3ConductCommitmentsAXIA Energia is a signatory to the United Nations Global Compact, the largest global corporate sustainability initiative, which calls on companies to act in line with universal principles in the areas ofhuman rights, labor, environment and anticorruption.The company reinforces its commitment to the sustainabledevelopment agenda, based on structuring elements for a fairer, more balanced and ethical society with the planet and with people. This commitment is materialized in four pillars that guide business conduct and on which this code is based.People Planet Governance Prosperity •Respecting people and human rights•Valuing life•Acting with professionalism•Caring for the company’s image•Promoting environmental awareness •Reducing environmental impacts•Acting with integrity •Strengthening relationships of trust •Investing in value creation •Innovating in our industry3.1 People AXIA Energia contributes so that all human beings can realize their potential with dignity and equality and in a healthy environment. We respect human rights, promoting their principles, establishing practices and not complying with any violation in their sphere of action. Respecting People Valuing human rights Our professionals are treated with respect and cordiality, valuing social and cultural diversity and individual differences, giving allpeople equal treatment, fair labor relations, in a healthyenvironment, with mutual trust, cooperation and solidarity.AXIA Energia repudiates any type of discrimination or prejudice of social, cultural, ethnic origin or relating to nationality, genderidentity, color/race, age, religion, political opinion, sexual orientation,physical, psychic and mental condition, or any characteristic.Awareness of human rights is promoted for professionals and nodiscrimination is allowed in hiring, remuneration, access to training, promotion, termination of contract or retirement processes.It does not comply with any labor practice that may be considered degrading, forced, slave or similar labor, child labor, sexual abuse or exploitation of children and adolescents and human trafficking, whether in its activities or in the value chain.Professionals are guaranteed free trade union association and the right to collective bargaining. Unions, trade associations andemployee representative entities are recognized as their legitimate representatives, maintaining a respectful and constructive dialogue, prioritizing collective bargaining as the preferred way to resolve labor disputes.In addition, AXIA Energia strengthens its commitment to the Sustainable Development Goals of the Global Compact, Agenda 2030, through the nine SDGs prioritized in itsbusiness strategy.You Must: •Treat all professionals and other audiences with whomwe relate with cordiality and respect; •Promote inclusion and diversity practices; •Monitor and treat risks and possible adverse humanrights impacts on the people with whom we relate; •Report immediately to the Complaint Channel discriminatory acts of any nature.You Must Not: •Practice any act of prejudice or discrimination withcolleagues or third parties; •Allow prejudiced or discriminatory attitudes; •Use derogatory language; •Be complicit with acts of prejudice or discrimination inrelation to professionals and other audiences that relateto AXIA Energia; •Engage in or support partnerships that use workingconditions that violate human rights.Social Responsibility Policy Human Rights Policy Learn more:Combating psychological violence, bullying and sexual harassment AXIA Energia encourages respect, cordiality and collaboration among people in the workplace, contributing to the integration of professionals and the development of teamwork. The company takes care of the physical and mental health of professionals. It prohibits and repudiates any manifestation of psychological violence or.You Must: •Encourage the free expression of ideas repudiating threats,blackmail, humiliation, intimidation, disqualifications or harassment of any nature in labor relations; •Take preventive measures to curb any form of physical, sexual, moral or psychological violence; •Report to the Complaint Channel any act of physical orpsychological violence, such as discrimination, threat andblackmail, or of an offensive and hostile nature, which maybe interpreted as insult, slander, defamation, moral or sexualharassment.You Must Not: •Have or allow behavior, including gestures, language, andphysical contact, that is sexually coercive, threatening, abusive, or exploitative; •Practice acts of vandalism, depredation, libidinous acts orattitudes that involve physical, verbal or gestural violence; •Be complicit with harassment of any nature; •Allow persecutions, convictions, personal characteristicsor interests to interfere in the treatment of professionalsand the general public, as well as hierarchically superior andinferior colleagues.Valuing Life Valuing life is a strategic guideline of AXIA Energia that iscommitted to preventing accidents and diseases, promoting the improvement of the quality of life of professionals, health andwell-being of all.The strengthening of the safety and health culture is a value,seeking to provide more and more safe and healthy conditions and environments to carry out the activities of professionals. Thecompany undertakes to provide conditions for professionals to develop their work activity observing their individual needs, aiming to ensure the accessibility and engagement of all in the company’s activities.You Must: You Must Not: •Follow all health guidelines contained in official protocols and communications of the health areas of AXIA Energia with a view to preserving the own health and the health ofother pr ofessionals of the company;•Adopt and promote safe behavior, following all occupational safety guidelines in order to avoid accidents at work,including the use of personal protective equipment indicated to carry out the activities;•Perform occupational medical examinations within theestablished period and in accordance with the respective guidelines of AXIA Energia’ health teams;•Participate and encourage the participation of professionals in wellness initiatives that aim to strengthen everyone’sphysical and emotional balance;•Know and comply with the guidelines established in AXIA Energia’ Commitments for Life, occupational health and safe ty policies and standards.•Exercise the professional function under the influence ofalcohol, illegal drugs or other substances that impact theability to perform the activities;•Carry any type of firearm or bladed weapon, except for the exercise of legally xauthorized professional activities, on the company’s premises;•Stop using the complete personal protective equipment; •Drive a company vehicle with negligence, recklessness or malpractice;•Have attitudes that may endanger one’s own life and that of other professionals.Commitments for Life Occupational Safety and Health Policy Learn more:Acting With Professionalism The company is committed to the development and appreciation of human intellectual capital, providing professionals with conditions to improve their skills, adopting knowledge dissemination practices and recognizing the merits related to the work developed,considering their proposals for improvement, regardless of theirhierarchical position.AXIA Energia values a corporate culture focused on creativity,collaboration, innovation and sustainability, committed tomeritocracy and high performance, recognizing and rewarding the talent and achievements of professionals.It ensures the preservation of its technical memory, committing itself to the training of new generations, aiming at maintaining theoperational and technical excellence that has always guided itsperformance in the Brazilian electricity market.Committed to the development and recognition of professionals and leaders:•It establishes objective and transparent criteria and usestechnological tools and methodologies to evaluate the performance of employees, who consider the merit of their technicalperformance and ethical conduct, guaranteeing them the right to know the criteria and results of their evaluations;•It promotes the construction of career plans and paths forprofessionals, motivating the workforce and expanding opportunitiesthroughout the work trajectory;•It promotes equal opportunities, valuing diversity and ensuring inclusion.You Must: •Observe and comply with the guidelines established in the Code of Conduct, AXIA Energia policies and standards;•Participate in the educational actions promoted by thecompany to disseminate the culture of ethics and integrity,prevent misconduct and avoid inadvertent violations;•Exercise activities with professionalism, seeking continuous improvement and updating, contributing to efficiency,sustainability and operational excellence;•Comply with work tasks in a qualified, fast and responsible manner;•Use clothing and vocabulary compatible with the corporate environment, with the public with whom we maintain contact and with the local culture of the communities where we operate;•Respect the hierarchy in the competent, diligent, honest, loyal and fair exercise of activities, without this preventing the pos sibility of reporting improper behavior or harassment practices, regardless of hierarchical position.Política de Gestão de Pessoas Saiba maisImportantLeaders must:•Observe and encourage the professionals under their management to know and comply with the AXIA Energia Code of Conduct, policies and standards and participate in the training promoted by AXIA Energia;•Exercise professional responsibilities of management with transparency and equanimity, guiding and motivating other professionals to create a healthy, harmonious workenvironment conducive to excellence in performance and productivity;•Conduct evaluation of employees according to the criteria established by the company, give feedback andcontinuously monitor their development.You Must: You Must Not •Manifest on behalf of the company only when authorized or qualified to do so, respecting the areas in charge of therelationship with the media and the provision ofinformation to the press and the capital market; •When expressing personal positions on social media, take care to disassociate them from those of the company;•Act as a point of contact and as a brand ambassador,generate value and positive reputation in the relationship with the public.•Practice acts harmful to the image of AXIA Energia, nor to the image or honor of its professionals in any type ofmeans of communication;•Carry out any type of advertising or political or religious advertising, nor commercial advertising, inside or outside the work premises, using the professional status of AXIAEnergia.Caring For The Company’s Image The company’s reputation is consolidated by responsible andcorrect business decisions, management practices and the ethical performance of each of the professionals.One should be aware that everything one does and says, in public spaces, physical or virtual, where the company’s name is involved can impact its image in several ways and dimensions.On Social Media, You Must Never: •Publish, share, comment, receive, store, send or forwardmessages that contain content that contradicts AXIA Energia policies and guidelines or any legal standard, in accesses from the corporate network and/or if the author identifies himself as an employee of the company;•Offend AXIA Energia, its professionals, partners, suppliers, competitors;•Produce or disseminate false news or unverified facts about AXIA Energia, professionals, partners and competitors;•Publish content that disrespects copyright, such as illegaldistribution of software, music, video, or for private commercial purposes, in accesses from the corporate network and/or if the author identifies himself as an employee of the company;•Transmit untrue, incorrect or confidential information about AXIA Energia, professionals, partners and competitors, or inaccesses from the corporate network and/or if the authoridentifies himself as an employee of the company.Communication Engagement Policy Learn more:3.2 Planet Promoting Environmental Education And Awareness Reducing Environmental ImpactsYou Must Not: 3.3. Governance Acting With Integrity Zero tolerance for corruption Corruption, in addition to damaging democracy and the rule of law, generates instability and insecurity in the market en vironment and distrust on the part of society, in addition to negatively impacting the reputation of everyone involved inAXIA Energia’ business. These acts affect the well-being of society, discourage the creation of new jobs and driveinvestors away.Committed to national and international anti-corruption laws, especially the Brazilian Anti-Corruption Law 12.846/2013 and the FCPA (Foreign Corrupt Practices Act), AXIA Energia does not tolerate any form of fraud and corruption, either within its companies or in interactions with public or private entities.The company constantly invests in measures to prevent,detect, correct and control any illegal acts of fraud andcorruption.It directs its professionals to repudiate any practice ofactive or passive corruption, bribery, bribe payments,acilitation payments and influence peddling.The company adopts the guidelines of its Environmental Policy in internal processes and encourages its application by businesspartners and suppliers of goods and services.It acts in accordance with the principle of sustainable development, prioritizing the rational use of renewable natural resources and the responsible and efficient use of economic resources, including the promotion of research and development for the proper treatment of socio-environmental impacts, aiming to serve current generations and the preservation of the rights of future generations.AXIA Energia promotes the education and environmentalawareness of its professionals and stakeholders, acting as amobilization agent in the conservation of the environment and in the promotion of sustainable development.The company operates in accordance with the principles ofprevention and precaution, seeking to avoid and minimizesocio-environmental impacts of its activities on the environment and communities, especially on more vulnerable social groups.In line with its activities, it promotes actions aimed at theconservation of ecosystems and the protection of biodiversity and historical and natural heritage.With a primarily clean energy matrix, it seeks, through its climate strategy, toidentify risks and opportunities related to climatechange, increasingly minimize the negative impact and contribute to the transition to a new development model,based on a low-carbon economy. You Must: •Evaluate the environmental and socialimpacts in the different stages of the projects,using the best available techniques; •Clearly and objectively disseminateinformation on environmental activities and projects to all stakeholders, especially theaffected populations;•In the face of any fact that has occurred, give fair, adequate and timely treatmentconsistent with the seriousness of the situa tion and treat the affected population withdignity; •Promote actions to reduce waste generation, water and energy consumption;•Develop strategies to adapt to climatechange and contribute to the planning of newbusinesses, considering the characteristics of the regions in which we operate;•In fieldwork, be attentive and cautious when visiting communities, especially those that have specific cultural habits and are more sensitive to the presence of strangers; create conditions for stakeholders to express \themselves and expose their points ofview, helping them to elaborate questions about the projects and their socioenvironmentalimpacts, without embarrassing the interlocutors; if critical situations occur, keep calm, seekdialogue and, if necessary, communicate to those responsible for interacting with the communities.• Ignore, neglect or omit situations that ma cause negative social and environmentalimpact in the locations where it operates; •In view of any fact that has occurred, omit data and information that allow to know thecauses, effects and responsibilities; •In fieldwork, collect or capture any species of flora and fauna without authorizationfrom the competent bodies; fish or keep wild animals in captivity; open unnecessarystings and carry out activities that causeforest fires; enter properties withoutauthorization from their occupants; beinvolved in discussions or disagreements in the communities visited.AXIA Energia adopts management mechanisms that strengthen business practices with a focus on transparency, equity,accountability and corporate responsibility to achieve long-term value, aligning and driving financial and socioenvironmentalperformance, ensuring accountability and creating legitimacy with stakeholders.Environmental Policy Dam Safety Policy Sustainability Policy Learn more:See also additional information in the Communities item of this Code - page 42A blue and white image of a book with a blue arrow pointing to the top of the book.AI generated content You Must: • Comply with anti-bribery and anti-corruption laws in Brazil and abroad;•Participate in the annual ethics and integrity training promoted by the company, in order to understand the types of fraud andcorruption and prevent inadvertent violations, recognizing the alert points in time to avoid them;•Report, in the Complaint Channel, any warning signs or actions that may be associated with potential corrupt behavior orfraudulent act.You Must Not: •Give, offer or promise any type of improper payment, including bribery, kickback, extortion directly or indirectly, to obtain animproper advantage or wrongly influence a decision;•Make any type of payment to accelerate or ensure routine and non-discretionary actions, such as obtaining licenses, permits,authorizations, approvals and decisions, among others;•Insinuate, request, accept or receive money, bribe, kickback or any undue advantage, favors, benefits, donations or gratuities, for yourself or for third parties, in return for professional activities.A blue and white image of a letter E.AI generated content Learn more: Compliance PolicyA large body of water with a dam and a power plant in the background.AI generated content Fighting fraud Books and records The company maintains commercial, accounting and financialrecords that accurately reflect its operations and invests in the protection, transparency, completeness and veracity of this data, in order to allow the preparation and disclosure of complete,accurate, undistorted financial reports and in compliance withlegislation, national and international accounting standards and in ternal regulations.There are internal controls over the company’s financial reports and these are annually tested by internal auditors and by an external and independent audit firm.A blue and white image of a book with a blue arrow pointing to the top of the book.AI generated content You Must: •Maintain up-to-date, formal, timelyaccounting books, in accordance with accounting principles, internal rules and current legislation, as well as protect their integrity;•Submit negotiations, contracts,transactions and other acts to thecompetent bodies for authorization and/or approval;•Be transparent and provide reliable andample information, having all the appropriatesupporting documentation in the cases ofinternal and external audits;•Monitor accounting records, through internal controls, in order to identify any evidence of fraud and corruption.Company assets AXIA Energia’ assets, which represent its assets, tangible orintangible, are the resources made available to employees to carry out their work.Tangible assets can be physical resources, such as materials,equipment and facilities, electronics, such as software anddocuments, and financial. Intangible assets, on the other hand, can be represented by their brand and technologies.There is a duty to protect and responsibly use the resources in custody, avoiding waste, loss, damage, abuse, fraud, theft, robbery, misappropriation, violations and other forms of misuse.Fraud of any kind is not tolerated, as in addition to causing damage to the company, it negatively impacts relationships with stakehol ders. It is important to reiterate that fraud is not restricted tooccurrences with significant values. Small actions or decisions that cause some damage to the company are equally harmful.A blue and white image of a book with a blue arrow pointing to the top of the book.AI generated content You Must: •Caring for the company’s assets properly to avoid loss and misuse; •Use the company’s resources exclusively for the performanceof professional activity; •Protect the assets that have been entrusted to the company,protecting them in case of sharing; •Respect and protect the company’s intellectual property assets, such as models and studies. You Must Not: •Omit, alter, copy or destroy documents unlawfully; •Violate or manipulate data or systems; •Committing fraud, theft, robbery or misappropriation; •Lending, selling or donating company property withoutauthorization.A blue and white image of a letter E.AI generated content Learn more: Risk Management Internal Controls PolicyCompetitive practices The company is committed to maintaining a fair and honestcompetitive environment, observing and defending the rules of free competition, in accordance with Brazilian law and the countries in which it operates, repudiating, combating and denouncinganti-competitive practices.You Must: •Comply with the company’s internal standards, using impartial supplier selection processes through strictly technicaland commercial criteria; •Ensure fair, fair and balanced competition opportunities; •Be careful not to share competitively sensitive company information, such as strategic, business and future acquisitionplans, customer portfolios, business volumes, production costsand investments, among others; •Repudiate and denounce anti-competitive practices.Não se deve: •Admit coordinated anti-competitive conduct betweencompetitors, such as manipulating or adjusting prices,dividing markets or customers, restricting supply ordefrauding the competitive nature of contracting procedures; •Compact with unilateral conduct, with anticompetitiveor exclusive purposes in the relationship with competingcompanies, customers or suppliers, as well as in the analysisor construction of proposals for mergers, acquisitions orbilateral agreements.Compliance Policy Learn more:Protecting information Personal Data AXIA Energia recognizes the importance of privacy and protection of personal data of customers, professionals, suppliers, service providers and other third parties obtained as a result of business activity.It conducts its business in accordance with applicable laws and regulations and undertakes to establish internal controls, processes and policies to ensure the privacy and protection of personal data, guided by the General Data ProtectionYou Must: •Process personal data only for legitimate purposes, compatible with the purpose for which the collection wascarried out, subject to legal hypotheses, and, limited to those strictly necessary for the execution of AXIA Energia’ processes and activities; •Adopt technical and administrative measures to protectpersonal data against loss and undue destruction, unauthorized access, misuse, alteration or disclosure. Under No Circumstances Should You: •Disclose or share personal data outside the legally foreseenhypotheses; •Process personal data that is not necessary for theexecution of its activities.Personal Data Protection and Privacy Policy Learn more:Corporate information All information used by AXIA Energia is an asset that has value and must be properly managed throughout its life cycle so that it is available for authorized access, protected against impropermanipulation, with adequate treatment as to its classification and be auditable.You Must: •Preserve the integrity of AXIA Energia documents, ecords, data and information systems; •Respect the privacy of the holders and protect theirpersonal data in all means used by the company, bothphysical and electronic; •Carry out prior consultation, by itself, and obtain priorauthorization from the company for the publication,exhibition or exercise of professional activity in external environments, studies, research, opinions and otherworks of its authorship or participation, and involvingknowledge related to the company. You Must Not: •Disclose or make use of company information withrestricted access for their own benefit or that of thirdparties; •Share identification credentials provided to usersfor access and/or use of the facilities, informationand technology resources. These are personal andnontransferable.Information Security Policy Learn more:Preventing conflicts of interest A conflict of interest occurs when a professional’s personalinterests clash with the interests of the company, influencing its decision-making inappropriately, for its own benefit or that of third parties related to it.Professionals must act in an ethical, integral and transparentmanner, aligned with AXIA Energia’ interests, without concessions to the interference of personal interests and favors in businessactions and decisions, identifying, preventing and applying thecorrect treatment for conflicts of interest.What can be done to prevent a conflict of interest from impacting professional performance•In case of doubts about any situation, consult the internal regulations and the compliance area to verify possible risks of characterizing the conflict;•When in a potential situation of conflict of interest, formally communicate to the company, for the correct referral;•In the case of actual or apparent conflicting interests in a negotiation in which you are involved, you must declare yourself conflicted, withdraw from the meeting and not participate in the decisions.In this way, we protect AXIA Energia and itsprofessionals, helping to strengthen theculture of integrity.Compliance Policy Related Party Transactions and Conflict of Interest Handling Policy Learn more:Situations that may generate conflicts of interest: Strengthening Relationships Of Trust Shareholders and investors Kinship relationships Personal interests may be related to your own interests or those ofa relative of yours or your spouse or partner, considered in this case:•Straight relatives: parents, grandparents, great-grandparents;children, grandchildren and great-grandchildren;•Relatives in collateral line: siblings, uncles and nephews (and their spouses).Privileged information Any employee who has access to strategic or confidential informa tion about AXIA Energia or partners, not yet publicly disclosed, is prohibited from passing it on to third parties or using it for their own benefit.Private activities AXIA Energia professionals must observe internal regulations when performing private external professional activities. Business Courtesies It’s important to do the right thing – and be seen to do it. For this reason, AXIA Energia advises its professionals not to accept or offer business courtesies from third parties with whom they have adirect relationship, which may represent or be understood as a way to influence decisions or obtain any type of advantage.Exceptions are considered to be gifts that do not have a personal and exclusive character and without commercial value, distributed as a practice of kindness, cordiality, marketing actions and without expectation of consideration, such as block, cap, calendar, agenda and other promotional items.Donations and sponsorship The company selects, for investment purposes, actions, projects and pro grams linked to its purpose and strategic plan, adopting image positioning strategies committed to social and environmental responsibility and the prevention of fraud and corruption.It adopts transparent and democratic criteria when selecting agreements, terms or sponsorship contracts with individuals or legal entities to promote cultural, social, sports, educational activities, provided that they are proven to be linked to the strengthening of the brand, always in accordance with current legislation.AXIA Energia manages its business independently, aiming to stren gthen the economic and financial situation of companies, adopting transparent policies and guidelines with regard to investments, the distribution of dividends and the statements of its economic andfinancial situation, ensuring equity and institutional imageThe relationship with shareholders and investors is based on the proactivity of communication, in a precise, correct, transparent and timely manner, making information available in an equal and timely manner to the market.The company acts responsibly in the use and disclosure of relevant information, in the trading of securities and in transactions withrelated parties, observing the requirements of competitiveness,compliance, transparency, equity and commutativity, in order to safe guard the interests of AXIA Energia and its shareholders..You Must: You Must Not: •Avoid direct or indirect hierarchical reporting with a relative in the company;•Inform the company of any relationship with suppliers, AXIA Energia’ partners or public agents that maygenerate a conflict of interest..•Influencing the decision to hire, appoint or promote a relative;•Influence the decision to establish a businessrelationship or to transact an economic operation with a company or institution in which the relative has aleadership position.You Must: You Must Not: •Always maintain confidentiality about privileged,confidential and sensitive information, communicating it only to those who legitimately have the right to access it;•Consult the company’s internal regulations for guidance on the limits on the use of insideinformation. •Disclose or misuse inside information, obtained during the exercise of the position for their own benefit or that of third parties, at any time, including after their dismissalfrom AXIA Energia.Compliance Policy Disclosure and Use of Material Information and Securities Trading Policy Learn more:These Activities Should Not: •Be incompatible with company assignments or working hours; •Be in conflict with the business and interests of AXIA Energia; •Reflect negatively on the company’s reputation or image; •Involve performance, even if informal, as an attorney-in-fact, consultant, advisor or intermediary of third-party interests inYou Must: •Take special care in offering business courtesies to public agents, including foreigners, respecting the rules of current and applicable legislation on the subject for public agencies;•Consult the company’s integrity body in advance, in the case of business courtesies offered by a third party that has or may have a relationship with AXIA Energia, or thathas a conflicting interest in the company’s business; •Observe the internal guidelines on business courtesies and disclose them to business partners and otherstakeholders.Não se deve: •Receive or offer business courtesies from those who have a personal, professional or business interest in the decision of the gifted or collegiate in which he participates;•Allow business courtesies, offered or received, to influence professional decisions;•Receive or offer invitations or tickets to entertainmentactivities, such as concerts, sports activities, sightseeing, among others, except in the case of regular institutionalrepresentation; •Receive or offer business courtesies outside the limitsestablished in the Compliance Regulations.Compliance Policy and InstitutionalGovernmental Relations Policy Learn more:Political contribution The company respects the national legal guidelines and thecountries in which it operates. In this sense, AXIA Energia does not make any kind of donation or contribution of a political nature and does not engage in party-political activitiesWe advise our administrators, professionals, representatives and third parties not to support or contribute to political parties,electoral campaigns and candidates for public office, with resour ces or on behalf of AXIA Energia.You Must Not: •Carry out political advertising inside and outside the company, using the position of professional or any position with AXIA Energia;•Exercise political-partisan actions on AXIA Energia premises, such as the distribution of pamphlets, stickers, placement of posters or any form of political manifestation;•Lend or use company assets, vehicles and structures inelection campaign acts or for the benefit of candidates and political parties;•Distribute business courtesies on behalf of the company to candidates, political parties and in election campaign acts.Each individual has their political conviction, which is fundamental to the exercise of citizenship.•However, professionals should be careful to make it clear that the opinions they express or the actions they take are their own, disassociating them from thecompany’s image; •Professionals who make donations on their own behalf, in cases that are considered legal and appropriate, must ensure that the contributions are not intended toinfluence a particular public official, candidate or political party to benefit the company.You Must: •Before making any donation or sponsorship, carry out diligences of the partners involved, including the respec tive beneficial owners, in order to avoid any conflicts ofinterest or use of funds of illicit origin, and prevent the occurrence of fraud and corruption;•Maintain appropriate monitoring to ensure that the re lationship is guided by ethics and integrity.Sponsorship Policy Private Social Investment Policy Learn more:AXIA Energia’ business decisions are based on:Policy on Disclosure and Use of Material Information and Securities Trading Policy on Related Party Transactions and Conflict of Interest Handling AXIA Energia’ Investor Relations Portal Learn more:•for ethics, transparency, integrity, loyalty, impersonality, legality and efficiency;•for the responsible use of economic and financial resources in the search for increasinglevels of competitiveness, excellence and profitability; •in the legitimate interests of all stakeholders; •in managing the risks inherent to the business; •in the commitment to sustainability and value creation.Government 33 Relations with public bodies or entities and government authorities, national or international, are based on the principles of ethics,integrity and transparency.The company is committed to national and international anti-cor ruption legislation and repudiates all types of fraud or illicit ininteractions with public agents or agencies and regulatory entities,respecting and acting diligently in fairness and integrity:•in the bidding and contracting processes; •in the execution of administrative contracts; •in the fulfillment of tax and fiscal obligations; •inspections, cooperating and providing accurate, complete and timely information;•obtaining authorizations, licenses, permits and certificates; •in the hiring of agents or former public agents; •in resolving consequences of infractions.AttentionIt is forbidden to offer, promise, provide, arrange or authorize the payment or supply, directly or indirectly, through third parties or representatives, of any object or service of value to a public agent, national or foreign, to obtain an undue benefit/advantage for AXIA Energia.In interactions The company works with the government through the areas ofinstitutional relations and regulation, in discussions of regulatory issues and taking an active participation in the formulation of public policies that may serve the legitimateGuidelines For Interacting With Public Officials1. In the face-to-face contact:2. In electronic contact, prepare objective, clear and formal messages, avoiding any possibility of improper or dubious interpretation;3. IInform in advance, when applicable, the agent or public agency about anticorruptionmeasures adopted by the company;4. Interactions with public agents must beregistered with Compliance, according to guidelines established in a specific internal standard;5. Meetings, meetings, events or attendance to demands formulated by parliamentarians for AXIA Energia must be informed to the arearesponsible for institutional relations of the company, for consultation, analysis andguidance with a view to managing the relation ship with this public;6. In the case of scheduled work with State and government institutions, consult in advance the area responsible for the company’s institution al relations and, if there are casual personal or social contacts with government stakeholders, employees should avoid speaking on behalf of the company, as well as addressing professional matters of interest to the company. In the event that it is impossible to avoid matters of inter est to the company, the employee must report to his/her immediate superior and to the area responsible for the company’s institutional rela tions for monitoring.•Seek the participation of more than oneprofessional from the company, even ifremotely;•Always deal with matters of interest to thecompany in a workplace recognizedby the company (physical or virtual) and during business hours.Competitors The company is committed to maintaining a fair and honestcompetitive environment, observing and defending the rules of free competition, in accordance with Brazilian law and the countries in which it operates.AXIA Energia does not relate to companies that promote unfair,anticompetitive actions or that, in any way, harm free competition or free enterprise.The company believes in fair and transparent competition. For this reason, it maintains civility and independence in its relationship with competitors, seeking market information in a lawful manner and making it available in a reliable manner, through authorized sources.Suppliers and service providers, business partners and customers The company selects and contracts suppliers and service providers based on technical, quality, cost and punctuality criteria, requiring in the contractual instruments commitments to ethics, corporateintegrity and sustainability in the economic, social and environmental pillars.It follows the ethical principles, expressed in this document, in therelationship with customers, suppliers, service providers and otherbusiness partners, offering equal treatment to all, avoiding anyprivilege, discrimination and all forms of corruption, bribery and fraud.Is performs due diligence and during the relationship with suppliers, service providers and other business partners, including research on the historical existence of illicit acts and analysis of any reputational impacts, in order to ensure that the relationship is guided by ethics and integrity and that the image of AXIA Energia is preserved.The company values the full satisfaction of customers and consumers to maintain lasting relationships with transparent and permanentdialogue.It refuses contractual provisions that violate or minimize the dignity, quality of life and social well-being of professionals and third parties.Anti-competitive practice is any and all conduct that constitutes a violation of the economic order, resulting in the following effects, even if only potentially: •Limiting, distorting or in any way harming free competition or free enterprise; •Dominating the relevant market for goods or services; •Arbitrarily increasing profits; •Abusively exercising a dominant position.Compliance Policy Learn more:Communities En las áreas de actividad de AXIA Energia, la empresa interactúa con las In AXIA Energia’ areas of activity, the company interacts with the communities considering their specificities, listening to their manifestations and respecting their cultures, their values, their ways of life, participating in the elaboration andimplementation of projects that aim to contribute to territorialdevelopment and the improvement of quality of life.All social groups involved in all phases of new ventures are con sidered, from planning, in order to identify their expectations and needs, aiming to compensate and minimize negativeenvironmental, social and cultural impacts and foster positive ones.Permanent channels of communication and dialogue aremaintained with communities and other stakeholders, in languages and formats adapted to their characteristics, seeking interaction and engagement, in order to respect demonstrations, reduceconflicts and improve processes, projects and programs.• •Participate in any type of negotiation that may result inpersonal advantages or benefits or for third parties, whichcharacterize a real or apparent conflict of interest for professionals involved in either party;• Provide any favor or remunerated service to suppliers andservice providers with whom the company’s professionalrelates;• Make referrals to customers, even if requested by them, ofservice providers or suppliers, maintaining communicationin a strictly professional manner;• Offer or accept privileges, payments, loans, donations, services or other forms of benefit, for themselves or for anyother person, nor commissions, rebates, discounts, favors,gratuities or advantages, even if in the form of preferentialtreatment of or for customers, suppliers, service providersand other partners related to the business of interest toAXIA Energia.Prohibited practices in these relationships:Environmental Policy Communication and Engagement Policy Sustainability Policy Social Responsibility Policy Learn more:Press 38 With the press and other media, the company maintains arelationship of respect, transparency and independence,establishing, according to the level of authorization and compe tence, dialogue channels for the dissemination of information.The company is committed to providing clear, reliable, timely and public interest information through authorized sources, preserving confidential and strategic information, in view of legal andlegitimate business interests.According to the Spokespersons Policy, only previously designated professionals may represent the company at internal and external events or in interviews with media outlets. Thus, we seek to ensure the unity of the institutional discourse and strengthen the rela tionship with the stakeholders, based on a position of valuingthe business reputation in line with the ethical principles andPolítica de Portavoces Política de Comunicación y Compromiso Learn more:3.4 Prosperity Investing In Value Creation Operational efficiency Economic efficiency Social values Innovating In The Energy Sector Digital transformation Ambition to ensure that all human beings can live prosperous and full lives and that economic, social and technological progress occurs in harmony with nature, with equity and based on sustainable production and consumption.AXIA Energia is committed to generating value in its operations,carrying them out competitively, efficiently and effectively, seeking to produce economic-financial, social and environmental benefits for all stakeholders and minimizing negative impacts.The operations follow the standards of availability excellence, ensuring efficient and constant power supply.The company prospects and evaluates new generation and transmis sion business opportunities, adopting methodologies that consider technical, socioenvironmental and economic-financial criteria.It integrates global efforts to curb global warming and climate change by investing in energy efficiency projects and actions and promoting the energy transition, with greater participation of clean and renewable energy sources, towards a lowcarboneconomy.The sustainable management of financial capital is a commitment of AXIA Energia, which fosters economic growth, based on decent jobs, sustainable livelihoods, increased real income, socialprotection and responsible investments.AXIA Energia establishes partnerships aimed at generating shared value throughout its production chain. Through the management of the relationship with suppliers, it monitors its legal, economic-fi nancial, technical, social, environmental and integrity compliance.With a commitment to contribute to the sustainable development of the communities in its areas of operation, the company partici pates in the preparation and implementation of projects, in part nership with local entities, considering the demands, expectations and socio-cultural diversity.Acting in a way that induces local and regional developmentwhere it operates, it contributes to improving the quality of life of communities and preserving environmental balance.It periodically disseminates information on its sustainabilityperformance to all stakeholders.AXIA Energia is committed to innovation and the transformation of business models to create shared value, including investments in sustainable infrastructure, energy and technology.Therefore, it promotes research, scientific development andinnovation, and evaluates the impact of new projects or products, or significant modifications to existing ones, aiming at improving economic, social, environmental performance and generating value for all stakeholders.It seeks to increase the operational efficiency of assets orprocesses or acquire technological mastery for new businesses, as well as develop studies and research connected to sustainable business and new opportunities.It promotes the dissemination of the concept of innovation with professionals as a new way of thinking and looking at everything that is done. It encourages and recognizes professionals whocontribute with unprecedented solutions applied to the business.The company invests in projects and technologies that promote the automation and standardization of business and management processes, with a view to increasing performance and enabling professionals to engage in increasingly strategic activitiesand have a better quality of life in daily activities.Política de Comercialização Política de Sustentabilidade Política Ambiental Política de Responsabilidade Social Política de Pesquisa, Desenvolvimento e Inovação Saiba mais4CodeEffectiveness4.1 Commitment The guidelines of this code must be observed in all activities of AXIA Energia, in order to ensure the effectiveness of its guidelines and the strengthening of the culture of ethics and integrity.The reading and assimilation of this code are duties of all thoseinvolved in AXIA Energia’ activities.All company professionals must formally register their commitment to the guidelines contained herein, by signing the Acceptance Term. The acknowledgment registration must be carried out when the employee is admitted or hired, as well as in the revisions of the document.4.2 Doubts And ManifestationsThe Code of Conduct and the policies of the AXIA Energia Integrity Program are available for consultation by professionals, via intranet, or for all stakeholders, through the AXIA Energia’ Portal in the menu About AXIA Energia - Ethics and Transparency.In case of doubts about the documents, professionals shouldconsult the Executive Compliance Management of AXIA Energia.Compliments, requests for measures and suggestions should be directed to AXIA Energia’ ombudsman channel, which will maintain the confidentiality of the identity of the protester and the content of the demonstrations.Ombudsman ChannelAvailable 24/7 ouvidoria@axia.com axia.com.br/canaldeouvidoriaPhone: 0800 721 3275(from 8am to 8pm, monday to friday)4.3 Complaints Whistleblowing ChannelPhone: 0800 721 9885Available 24 hours a day, 7 days a week.axiaenergia.com.br/canaldedenunciasThe company has the partnership of all those to whom the ethical guidelines described here are intended to make them effective. These are the guardians of an ethical, upright and positive culture.If at any time irregular practices or with indications of irregularity are witnessed or known, which violate this code, internal policies and rules or current legislation, the AXIA Energia Whistleblowing Channel must be activated.The Whistleblowing Channel, centralized for all AXIA Energiacompanies, is based on an external and independent platform, with the guarantee of anonymity, and follows all procedures forreceiving, properly forwarding and monitoring deadlines, to ensurecompliance with all allegations of complaints of fraud, corruption, ethical deviations, violations of the Code of Conduct, theCompliance Program, internal policies or current legislation4.4 Violations And Consequences Proper investigation and appropriate treatment by the competent areas of conduct that may constitute a violation of the principles established herein, whether ex officio or due to complaints, isensured, provided that they have the necessary information to ini tiate an investigation process.AXIA Energia’ Vice Presidency of Governance, Risks, Compliance and Sustainability (VGR), through the manifestation handling body, is responsible for coordinating the process of investigatingcomplaints and violations of the code and the ComplianceProgram, as well as AXIA Energia’ policies and legislation, reporting the results to the Board of Directors, through the Audit and RiskCommittee (CAE) to propose corrective measures related toproven violations.A protective environment is guaranteed to professionals who work at all stages of management and treatment of demonstrations to preserve their institutional independence and neutrality ofdecisions. Contrary cases, which represent etaliation, will betreated as a new infraction.At the end of an investigation, the application of consequences may be indicated, in the appropriate cases, or the indication ofremediation actions, such as the improvement of existingprocesses or regulations and training, among other measures.For the application of consequences, AXIA Energia establishes, in specific internal regulations, administrative or disciplinarymeasu res, which must be adopted in the event of duly proven non-com pliance with the guidelines of this code or current legislation. These measures may include disciplinary sanctions such as warning,suspension or termination of the employment contract,according to the severity of the case, without prejudice to the adoption of other judicial measures by the applicable bodies, in the case of contractual and/or legal violations.The administrative sanction will be motivated, reasonable andproportional to the effects of the action, omission, fact or event practiced to which the employee has given cause, and the other penalties will be applied as provided for in the relevant legislation and regulations.The rationale of the complaint is essential for an effective1.If possible, the detailed report should be provided, indicating what happened, when andwhere the fact happened, what are the names ofthe people involved, indicating possible witnesses,if any, and whether the fact still continues to occur;2.The presentation of synthesized or very genericreports makes it difficult to ascertain and, sometimes, can compromise the result;3.If there is any evidence of what happened, theWhistleblowing Channel allows files such as images, photos, videos and audios to be attached,among others. It can also be indicated where suchevidence can be found if it is not possible to attach it to the channel.It should be noted that the provision of information known to be false also represents an ethical infraction that can be sanctioned.Compliance Policy Learn more:5GlossaryPublic official Mobbing Sexual harassment Value chain Conflict of interest Corruption Business courtesies Other audiences Ethics Privileged information Business partners Professionals Relationship audiences Representatives Retaliation Bribery Third parties Anyone who exercises, even temporarily, with or withoutremuneration, by election, appointment, designation, hiring or any other form of investiture or bond, mandate, position, employment or function in any of the Powers of the Union, the states, the Federal District, the municipalities, the territory, or their respective indirectadministration, which comprises autarchies, foundations under public or private law, public companies and government-controlled companies. The leaders and participants of the decision-making structure of political parties were equipped as public agents for the purposes of this document.Exposure of people to humiliating and embarrassing situations in the work environment, in a repetitive and prolonged manner, in the exercise of their activities.Exposure of someone to situations of embarrassment in the workplace, in order to obtain sexual advantage and/or favor.Sequence of activities or partners that contribute productsor services to the organization.Situation generated when the personal or private interests of the company’s professionals, as well as their families, may potentially or effectively interfere with the performance of their professional duties or potentially or effectively conflict with the legitimateinterests of AXIA Energia. Action attempted or consummated, directly or indirectly, whichconsists of authorizing, offering, promising, obtaining, giving, reques ting, accepting, delivering or receiving undue advantage, for oneself or for third parties, of an economic nature or not, involving public agents or not, with the purpose of practicing, maintaining, delaying or failing to practice a certain act. It may be active or passive, and is alsocharacterized by financing, funding, sponsorship or any form of subsi dy for the practice of unlawful acts provided for in current legislation.Gifts, entertainment, gifts and hospitality received by third parties or granted by AXIA Energia’ professionals, namely:•Gift: object with no commercial value, distributed as a courtesy and may have the logo of AXIA Energia or the granting third party, which is responsible for its manufacture. This type of courtesy is not exclusively intended for specific people (examples: calendars,diaries, pens, key chains, caps, t-shirts, among others); • Present: object of individual use/consumption of commercial value that cannot be classified as a “gift”. Examples: panettones, chocolates, alcoholic beverages, among others;• Invitations to corporate events: invitations to participate inseminars, fairs, sector meetings and congresses, and related events;• Hospitality: travel, transfers, lodging and food for participation in corporate events (example: seminars);• Entertainment: expenses related to activities of anon-professional nature, such as concert tickets or sightseeing trips for the purpose of providing leisure.For the purposes of this document, the members of the Board of Directors and Fiscal Councils, statutory committees, vice presidents, interns, apprentices, service providers, outsourcers and representati ves are referred to as “other audiences”.Set of principles and references that regulate the moral conduct of individuals, groups, institutions, organizations, communities,societies, peoples and nations, seeking to be universally valid.Confidential matters or matters that are not widely known byegulatory bodies and/or stock exchanges and/or the generalpublic or of relevance to the decisionmaking process within the scope of AXIA Energia’ companies, which have economic, financial or personal repercussions.Individuals and legal entities, except suppliers and service providers, who maintain a business and/or contractual relationship with AXIA Energia, and may be a sponsored, partner, grantee or partner inprojects.For the purposes of this document, all employees with an employ ment relationship of the company are called professionals, regar dless of the hierarchical level, with the exception of trainees, young apprentices, vice presidents, presidents, outsourced workers,representatives and service providers.Any organization or individual that may affect or be affected by AXIA Energia’ activities, products or services and the performance associated with them, including, but not limited to, professionals, shareholders, customers, suppliers, counterparties, businesspartners, competitors, public and regulatory authorities, sponsors and local communities.Professionals trained to work in governance boards in subsidiaries, affiliates and Special Purpose Entities (SPE), in whose capital stock AXIA Energia or its companies participate, and in associations and foundations linked to AXIA Energia companies, aiming to defend the interests of shareholders and associates and the longevity of the entity.Act or effect of retaliating against another, as a form of retaliation, retaliate.Offering, promising, giving, or receiving something of value, or some improper advantage, in exchange for favorable treatment ordecision by a company, a governmental authority, a public official, or the government.Suppliers, service providers, business partners or any otherindividuals and legal entities, not covered by the concept ofprofessionals, who maintain a business and/or contractualrelationship with AXIA Energia’ companies.6Term OfAcceptanceDeclare the commitment to respect, comply with and ensure full and permanent compliance with the guidelines and principlesestablished in the document, as well as the conduct commitments assumed by AXIA Energia, using the Compliance Management Platform.Three women are sitting at a table, looking at a laptop. One of them is holding a pen.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 24, 2026

AXIA Energia S.A.

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.